Skadden, Arps, Slate, Meagher & Flom

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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September 30, 2022

VIA EDGAR

Mr. Donald Field

Ms. Taylor Beech

Mr. Blaise Rhodes

Ms. Angela Lumley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ZKH Group Limited (CIK No. 0001862044) Response to the Staff’s Comments on Draft Registration Statement on

Form F-1 Confidentially Submitted on August 25, 2022

Dear Mr. Field, Ms. Beech, Mr. Rhodes and Ms. Lumley:

On behalf of our client, ZKH Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 9, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on August 25, 2022 (the “Draft Registration Statement”).

Securities and Exchange Commission
September 30, 2022

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated September 9, 2022

Draft Registration Statement on Form F-1 Submitted August 25, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 102

1.	We have reviewed your response to comment 2 noting it does not appear to address our comment, therefore it is being reissued. We note from your response that you define GMV as a key operating metric, however it appears that this measure is presenting revenue from the marketplace model on a gross basis even though sales under this model are recorded on a net basis under U.S. GAAP. It appears that this measure attempts to substitute an individually tailored revenue recognition and measurement method for those under U.S. GAAP. Please tell us how you determined that this measure does not violate Rule 100(b) of Regulation G.

The Company respectfully advises the Staff that GMV is an operating metric rather than a non-GAAP financial measure as defined by Item 10(e)(2) of Regulation S-K. Operating and other statistical measures are excluded from non-GAAP financial measures pursuant to Item 10(e)(4) of Regulation S-K.

Item 10(e)(2) of Regulation S-K defines a non-GAAP financial measure as “a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that:

(i)	Excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of comprehensive income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or

Securities and Exchange Commission
September 30, 2022

(ii)	Includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.”

a.	The Company believes that its GMV, which represents the total transaction value of orders placed on the Company’s platform and shipped to customers, net of the returned amount, does not fall within the definition of non-GAAP financial measures prescribed under Item 10(e)(2) of Regulation S-K because of the following reasons.

(1)       GMV is not a numerical measure of the Company’s financial performance, financial position, or cash flow. GMV is an operating metric directly generated from the Company’s operational system which collects real-time data about the platform’s transaction activities. GMV is distinct from the Company’s accounting record and not generated from the Company’s financial reporting system.

(2)       There is no estimate or judgment involved in the generation of GMV, whereas such estimate or judgment typically underlies financial measures as part of a financial reporting process in accordance with GAAP.

For instance, GMV is generated mechanically from the Company’s operating system that tracks transaction activities on its platform, reflecting the value of orders placed and shipped and the deduction of the value of actual returned products during the same period, which is an automation process without any estimate or judgment from the Company’s management.

In contrast, the Company recognizes revenues at the point in time when the control of products is considered to have been transferred to customers, which is determined based on delivery and customers’ acceptance record, and net of return allowances where the Company reasonably estimates the possibility of sales return based on its historical experience.

Therefore, the Company’s GMV is not derived by (a) excluding amounts, or making any adjustments that have the effect of excluding amounts, from revenue or any other measures calculated and presented in accordance with GAAP in the Company’s consolidated financial statements; nor (b) including amounts, or making adjustments that have the effect of including amounts, that are excluded from revenue or any other financial measures.

Securities and Exchange Commission
September 30, 2022

b.	The Company has considered Release No. 33-10751. The Company views GMV as an operating metrics and believes that its GMV should be disclosed as a key performance indicator because of the following reasons.

(1) The Company views GMV as a measure of the total volume of transactional activities that took place on its platform under both product sales model and marketplace model. The Company can also use GMV in assessing the development or growth trend of these two business models. The Company’s marketplace model has experienced a solid development and has become an increasingly vital component to the Company’s platform and business, with GMV contribution from marketplace model reaching 6.1% in 2020, 10.7% in 2021 and 13.1% in the six months ended June 30, 2022, respectively.

Furthermore, as GMV reflects the Company’s overall scale, including the number of customers and the type of service that the Company can provide, it also exemplifies the Company’s industry positioning, bargaining power along the supply chain, attractiveness to customers, and overall economies of scale.

(2) GMV is helpful as a readily available metric for analyzing the business performance of the Company from a customer spending and behavior perspective, either on an individual customer basis or a group of customers basis. When customers purchase on the Company’s platform, they are agnostic as to whether their purchases are fulfilled under the product sales model or the marketplace model, and one customer order may have items fulfilled under both the product sales model and the marketplace model. Therefore, GMV provides a useful measure of the overall customer spending and the performance of the Company’s platform over a given period.

(3) Serving as an important indicator of the Company’s overall scale and business performance, GMV, together with other operating metrics derived from it, are crucial metrics that the Company’s management monitors during its ordinary course of business to make informed operational and budgeting decisions.

For example, because customers under the marketplace model also have access to the Company’s fulfillment services and after-sale services, the Company’s management tracks GMV to evaluate the Company’s operating efficiency. The Company monitors the retention rate of top customers in terms of GMV and the number of customers who contributed over certain amount of GMV during a certain period of time, to assess customer loyalty and business performance, which indicates customer spending and behavior and in turn facilitates effective business decision-making.

Securities and Exchange Commission
September 30, 2022

(4) GMV is commonly used as a key performance indicator by companies operating in the e-commerce sector who have both product sales and marketplace models, such as eBay Inc. and JD.com, Inc, and thus GMV is well recognized by investors to assess the scale and growth of these businesses in order to make informed investment decisions.

For the Staff’s reference, eBay Inc. disclosed on page 35 of its annual report on Form 10-K for the fiscal year ended December 31, 2021 filed on February 24, 2022 (File No. 001-37713) that “GMV consists of the total value of all paid transactions between users on our platforms during the applicable period inclusive of shipping fees and taxes. Despite GMV’s divergence from revenue, we still believe that GMV provides a useful measure of the overall volume of paid transactions that flow through our platforms in a given period.”

JD.com, Inc. disclosed on page 94 of its annual report on Form 20-F for the fiscal year ended December 31, 2021 filed on April 28, 2022 (File No. 001-36450) that “‘GMV’ are to the total value of all orders for products and services placed in our online retail business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on our mobile apps and websites as well as orders placed on third-party mobile apps and websites that are fulfilled by us or by our third-party merchants. The calculation of GMV includes shipping charges paid by buyers to sellers and for prudent consideration excludes certain transactions over certain amounts. We believe that GMV provides a measure of the overall volume of transactions that flow through our platform in a given period. Therefore, it should not be used as a financial metric or industry and peer comparisons.”

Based on the foregoing analysis, the Company believes that GMV is an operating metric, and not a non-GAAP measure. Therefore, the presentation of GMV is not subject to Rule 100(b) of Regulation G or Question 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Securities and Exchange Commission
September 30, 2022

To more prominently present GMV as an operating metric and to provide adequate context for investors to understand the metrics presented, as recommended by Release No. 33-10751, in addition to the definition of “GMV” currently disclosed on page ii of the Draft Registration Statement, the Company respectfully proposes to include the following underlined disclosure as a footnote to all illustrations and presentation of GMV throughout the registration statement:

“GMV refers to the total transaction value of orders placed on our platform and shipped to customers, net of the returned amount. We believe that GMV, as a key operating metric, provides a measure of the overall volume of transactions that took place on our platform in a given period. There is no estimate or judgement underlying GMV. We use GMV as an indicator of customers’ overall spending on our platform that is not influenced by the mix of product sales model and marketplace model. As such, GMV is necessary for any business performance analysis from customer perspective, either on an individual customer basis or a group of customers basis. Our management monitors trends in GMV and other operating metrics derived from GMV to make informed budgeting and operational decisions. While GMV is an important metric for our operational performance, it is not a proxy for revenue or revenue growth. See ‘Notes to Consolidated Financial Statement—2. Summary of significant accounting policies—(s) Revenue recognition.’”

Liquidity and Capital Resources, page 102

2.	To the extent material, please expand your disclosure to include a discussion of interest rates and their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your inventory, accounts payable, long-term debt, or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs.

The Company respectfully advises the Staff that the Company has not observed material impacts on its financial condition in the periods covered due to fluctuations in interest rates in China that would warrant additional disclosure. According to the People’s Bank of China, the one-year Loan Prime Rate (the “LPR”) decreased slightly from 3.85% on December 21, 2020 to 3.8% on December 20, 2021, and further to 3.7% on July 20, 2022. As disclosed on pages 102 to 103 of the Draft Registration Statement, the interest rate on outstanding utilized amount under the unsecured revolving credit facilities maintained by the Company is calculated ranging from LPR minus 30 basis points to LPR plus 15 basis points. As such, the Company has not observed material impacts on its borrowings during the periods covered due to fluctuations in interest rates in China. The Company further respectfully advises the Staff that the Company has not observed any material impact of fluctuations in interest rates in China on its inventory, accounts payable, or accrued expenses, including its balance sheet, nor has it observed any material impact of rising rates in the United States on its financial conditions.

General

3.	When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, pages 7, 11, 57 and 58 of the Revised Draft Registration Statement.

* * *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +86 21 6193-8200 or via email at haiping.li@skadden.com.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Mr. Long Chen, Chairman of the Board of Directors and Chief Executive Officer, ZKH Group Limited

Mr. Chun Chiu Lai, Chief Financial Officer, ZKH Group Limited

Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Mr. David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Mr. Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Mr. Ethan Yuxin Chen, Esq., Partner, Kirkland & Ellis International LLP

Mr. Anthony Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP